August 29, 2019

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2019
           File No. 333-232868

Dear Mr. Timberlake:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Form S-1 Amended August 22, 2019

Exhibits

1. We note that your forum selection provision in exhibit 3.1 identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or
 John E. Timberlake
Valeritas Holdings, Inc.
August 29, 2019
Page 2
       liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
      Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at
202-551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameJohn E. Timberlake
                                                             Division of
Corporation Finance
Comapany NameValeritas Holdings, Inc.
                                                             Office of
Electronics and Machinery
August 29, 2019 Page 2
cc:       Emilio Ragosa
FirstName LastName